EXHIBIT 12

Corning Incorporated and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Fiscal years ended December 31,
	2009	2008	2007	2006	2005
Income from continuing operations before taxes on income (a)	$1,934	$2,882	$2,271	$1,939	$1,189
Adjustments:
Equity in earnings of equity affiliates	(1,435)	(1,358)	(983)	(989)	(637)
Distributed income of equity affiliates	755	546	490	363	302
Net income attributable to noncontrolling interests	6	(1)	3	11	7
Amortization of capitalized interest		1	3	4	4
Fixed charges net of capitalized interest	103	78	104	97	130

Earnings before taxes and fixed charges as adjusted	$1,363	$2,148	$1,888	$1,425	$995

Fixed charges:
Interest incurred (b)	$111	$88	$96	$107	$132
Portion of rent expense which represents an appropriate interest factor (c)	20	19	25	25	22
Amortization of debt costs	1	2	2	2	3

Total fixed charges	132	109	123	134	157
Capitalized interest	(29)	(31)	(19)	(37)	(27)

Total fixed charges net of capitalized interest	$103	$78	$104	$97	$130

Total fixed charges	$132	$109	$123	$134	$157

Ratio of earnings to fixed charges	10.3x	19.7x	15.3x	10.6x	6.3x

(a)	Effective January 1, 2009, equity earnings are now included in income from continuing operations before taxes on income. Prior period amounts conform to the 2009 presentation.
(b)	Interest expense includes amortization expense for debt costs.
(c)	One-third of net rent expense is the portion deemed representative of the interest factor.